Exhibit 99.1

Corporate Contact: Andreas Michalopoulos Chief Executive Officer, Director and Secretary Telephone: +30-216-600-2400 Email: amichalopoulos@pshipping.com Website: www.pshipping.com

For Immediate Release

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES RESULTS OF
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, February 22, 2023 - Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced that the Company’s Annual General Meeting of Shareholders (the “Meeting”) was duly held on February 22, 2023, in Athens, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated January 24, 2023. Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around January 24, 2023, was approved and adopted:

(1)
The election of Andreas Michalopoulos and Loïsa Ranunkel, each as a Class I director, whose term will expire at the Company’s 2026 annual meeting of shareholders; and

(2)
The appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2023.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.